                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 333-73830
                                   Subject Company: The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933



This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


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                                [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                           THE J. M. SMUCKER COMPANY
                          FORWARD LOOKING INFORMATION


THIS PRESENTATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE INCLUDE STATEMENTS REGARDING ESTIMATES OF FUTURE EARNINGS AND CASH FLOWS AND EXPECTATIONS AS TO THE CLOSING OF THE TRANSACTION. OTHER UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS WITHIN THE U.S., STRENGTH OF COMMODITY MARKETS FROM WHICH RAW MATERIALS ARE PROCURED AND THE RELATED IMPACT ON COSTS, ABILITY TO OBTAIN REGULATORY AND SHAREHOLDERS' APPROVAL, INCLUDING WITHOUT LIMITATION A PRIVATE LETTER RULING FROM THE INTERNAL REVENUE SERVICE, INTEGRATION OF THE ACQUIRED BUSINESSES IN A TIMELY AND COST EFFECTIVE MANNER, AND OTHER FACTORS AFFECTING SHARE PRICES AND CAPITAL MARKETS GENERALLY. OTHER RISKS AND UNCERTAINTIES THAT MAY MATERIALLY AFFECT THE COMPANY ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FORMS 10-Q AND 10-K.



[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                                   DISCLOSURE


THE COMPANY HAS FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE COMPANY WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. INVESTORS ARE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE COMPANY WITH RESPECT TO THE PROPOSED TRANSACTION MAY BE OBTAINED FREE OF CHARGE BY CONTACTING THE J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO, 44667, ATTENTION: INVESTOR RELATIONS OR BY TELEPHONE AT (330) 682-3000. THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY'S SHAREHOLDERS. A LIST OF THE RESUMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTEREST IN THE COMPANY IS CONTAINED IN THE COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE SEC. THE COMPANY'S SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER BY READING THE PROXY STATEMENT PROSPECTUS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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                            THE J.M. SMUCKER COMPANY




                       [JIF, SMUCKER'S, AND CRISCO PHOTO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                         THE "NEW" J. M. SMUCKER COMPANY


[JIF LOGO]                      [SMUCKER'S LOGO]                   [CRISCO LOGO]

                        - Three #1 American Icon Food Brands

                        - Highly Accretive Transaction

                        - Strong Cash Flow and Balance Sheet

                        - Platform for Future Growth

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

                                       5
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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                           SMUCKER'S, JIF AND CRISCO

                          -- A POWERFUL COMBINATION --

                            - #1 American icon brands

                            - Strategic fit

                                 - Complements broker network

                                 - Similar customers and consumers

                            - #1 market position

                            - Profitable, "center of store"


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]





                      [JIF, SMUCKER'S, AND CRISCO PICTURE]








[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]



       [SMUCKER'S PICTURE]                       [SMUCKER'S PICTURE]



       [SMUCKER'S PICTURE]                       [R.W. KNUDSEN PICTURE]




[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


                                       8
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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                    SMUCKER
                                BRAND LEADERSHIP


                                  [BAR GRAPH]

                                      Size of               % Dollar Share
                                     Category                of Category
                                    ------------            --------------
FRUIT SPREADS                       $747 million
Smucker's Brand                                                41.0%
Next Brand                                                     11.2%

NATURAL PEANUT BUTTER                $51 million
Smucker's Brand                                                70.6%
Next Brand                                                     15.1%

ICE CREAM TOPPINGS                  $106 million
Smucker's Brand                                                61.5%
Next Brand                                                     23.8%

NATURAL BEVERAGES                   $100 million
R.W. Knudsen Brand                                             52.8%
Next Brand                                                     16.7%

  Source IRI - 52-week ending December 2001 and SPINS ending November 2001


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]



                                       9

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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                               THE "NEW" SMUCKER
                                BRAND LEADERSHIP


                                  [BAR GRAPH]


                                      Size of              % Dollar Share
                                     Category               of Category
                                    ------------           --------------
PEANUT BUTTER                       $860 million
Jif Brand                                                      33.1%
Next Brand                                                     22.2%

COOKING OILS                        $900 million
Crisco Brand                                                   24.0%
Next Brand                                                     19.2%

SHORTENING                          $200 million
Crisco Brand                                                   64.1%
Next Brand                                                      3.5%


  Source IRI - 52-week ending May 2001

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

                                       10
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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                            OPPORTUNITIES FOR GROWTH


                                  [BAR GRAPH]


                        Current Smucker         "New" Smucker
                           Categories           Categories
$ in Billions            $1.0 Billion            $3.0 Billion


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                              NET SALES BY PRODUCT
                                    CATEGORY


                                     BEFORE
                             (SALES: $650 MILLION)

                                  [PIE CHART]

           Fruit                                                 Peanut
          Spreads   Other   Snacks  Formulated      Beverage     Butter   Toppings/Syrups
          -------   -----   ------  ----------      --------     ------   ---------------
            47%      7%      5%        15%            10%         7%            9%



                                      AFTER
                              (SALES: $1.3 BILLION)



                                  [PIE CHART]

               Fruit                                                                   Peanut
              Spreads    Shortening/Oil    Other   Snacks   Formulated    Beverage     Butter     Toppings/Syrups
              -------    --------------    -----   ------   ----------    --------     ------     ---------------
                26%           26%            4%       2%        6%           5%          27%             4%

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                             BRANDED RETAIL SALES*

                                                                     % OF COMPANY'S U.S. RETAIL SALES
                                                                                   #1 BRANDS
Smucker                                                                               97%
Kraft                                                                                 80%
General Mills                                                                         70%
Campbell                                                                              60%
Quaker Oats                                                                           51%
H.J. Heinz                                                                            41%
Kellogg                                                                               32%
ConAgra                                                                               21%

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

* Lehman Brothers (Smucker Added)

                                       13
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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                           SMUCKER LEADERSHIP GROWTH
                            25-YEAR HISTORICAL TREND



                                  [BAR GRAPH]

                         1977        2002
% SOM                   20.0%       41.0%




[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

SOURCE: IRI NIELSEN


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[SMUCKER'S LOGO]                                                      [JIF LOGO]





                           ENHANCED SHAREHOLDER VALUE





[CRISCO LOGO]                                                   [SMUCKER'S LOGO]
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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                             FINANCIAL PERFORMANCE


                         Actual            Estimated               Projected
                       Standalone          Standalone              Combined
                        FYE 4/30            FYE 4/30               FYE 4/30
($ in Millions)          2001(1)              2002                  2003(2)
---------------          -------              ----                  -------
Revenues                 $  651                    $ 675                  $1,355

EBITDA                   $   83                    $  92       $  210  -  $  225

EBITDA Margin                13%                      14%          15% -      17%

Net Income               $   33         $   32  -  $  33       $   95  -  $  105

E.P.S.                   $ 1.30         $ 1.33  -  $1.37       $ 1.90  -  $ 2.10


      (1)   Excludes nonrecurring charges and changes in accounting method

      (2)   Assumes that FY 2003 represents first full year of integration


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                        SMUCKER SHARE PRICE PERFORMANCE


                   JANUARY 1, 2000 THROUGH DECEMBER 31, 2001


   Date        Share Price
               ----------
 1/3/2000       $18.12
 2/1/2000        16.72
 3/1/2000        14.94
 4/3/2000        16.82
 5/1/2000        15.12  Class A and Class B Share Combination Announced: $15.47
 6/1/2000        17.65
 7/3/2000        19.12
 8/1/2000        17.81  Class A and Class B Share Combination Effective: $18.50
 9/1/2000        19.88
10/2/2000        24.44
11/1/2000        22.38
12/1/2000        24.63
 1/2/2001        26.40
 2/1/2001        24.95
 3/1/2001        25.95
 4/2/2001        25.28
 5/1/2001        25.98
 6/1/2001        25.45
 7/2/2001        25.99
 8/1/2001        27.16
 9/4/2001        28.32
10/1/2001        25.00  Jif and Crisco Merger Announced: $35.50
11/1/2001        33.99
12/3/2001        35.32

      NOTE: SMUCKER'S SHARE PRICE FROM 1/1/00 THROUGH 8/28/00 REPRESENTS A WEIGHTED AVERAGE OF CLASS A AND CLASS B SHARES.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                          INCREASED SHAREHOLDER VALUE
                         POTENTIAL FOR HIGHER MULTIPLE


      -     Small-cap to mid-cap

            -     Increased liquidity: 24MM - 49MM shares outstanding

            -     Increase in share value

      -     Greater earnings growth potential

      -     Strong dividend practice will continue


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                            ENTERPRISE VALUE/EBITDA


                                  [BAR GRAPH]


Wrigley             20.4x
General Mills       18.6x
Tootsie Roll        16.2x
HJ Heinz            15.4x
Tyson Foods         13.7x
Nestle              12.5x
Kellogg             12.5x
Hershey             12.3x
Kraft               12.0x
Dole Food           11.7x
Campbell            11.2x
Sara Lee            10.9x
Conagra             10.0x
Smucker              8.5x


      (1) REPRESENTS PRO FORMA TOTAL VALUE OF $1.8 BILLION AND PROFORMA EBITDA (AS OF 4/30/02) OF $210 MILLION.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                GROWTH STRATEGY


                                                     AVERAGE ANNUAL
                                                      GROWTH RATE
                                                      -----------
             Market Share                                  3%

             New Products                                  1%

             Acquisitions                                  4%
                                                          ----
                     Total                                 8%


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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[SMUCKER'S LOGO]                                                      [JIF LOGO]





                       [PHOTO OF SMUCKER'S UNCRUSTABLES]





[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                GROWTH STRATEGY


      -     Acquisitions

            -     Leading brand position

            -     North American geographic emphasis

            -     Leverage raw material synergies and plant capacity

            -     Enabling acquisitions


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                               TOTAL DEBT/EBITDA


                                 [BAR GRAPH]


Tyson Foods          7.3x
General Mills        6.9x
Dole Foods           4.8x
HJ Heinz             4.4x
Kellogg              4.2x
Conagra              3.5x
Sara Lee             3.0x
Campbell             2.9x
Kraft                2.8x
Hershey              1.3x
Nestle               1.3x
Smucker              0.6x
Tootsie Roll         0.1x
Wrigley              0.0x


      (1) REPRESENTS PRO FORMA TOTAL DEBT OF $135 MILLION AND PROFORMA EBITDA (AS OF 4/30/02) OF $210 MILLION.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]





                                    SUMMARY





[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                             THE SMUCKER ADVANTAGE


      -     Proven ability to grow market share

      -     Leverage broker network

      -     Category management

      -     Financial strength and capabilities

      -     Consistency of top management team/leadership


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


                                       25
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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                             SMUCKER BASIC BELIEFS


BASIC BELIEFS ARE AN EXPRESSION OF THE COMPANY'S VALUES AND PRINCIPLES THAT GUIDE STRATEGIC BEHAVIOR AND DIRECTION. THE BASIC BELIEFS ARE DEEPLY ROOTED IN THE PHILOSOPHY AND HERITAGE OF THE COMPANY'S FOUNDER, JEROME MONROE SMUCKER.

QUALITY

Quality applies to our products, our manufacturing methods, our marketing efforts, our people, and our relationships with each other.

PEOPLE

We will be fair with our employees and maintain an environment that encourages personal responsibility within the Company and the community.

ETHICS

The same, strong ethical values on which our Company was founded provide the standards by which we conduct our business as well as ourselves.

GROWTH

Along with day-to-day operations, we are also concerned with the potential of our Company and its employees.

INDEPENDENCE

We have a strong commitment to stewardship of the Smucker name and heritage.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


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[SMUCKER'S LOGO]                                                      [JIF LOGO]


                         THE "NEW" J. M. SMUCKER COMPANY


[JIF LOGO]                      [SMUCKER'S LOGO]                   [CRISCO LOGO]


            -     Three #1 American Icon Food Brands

            -     Highly Accretive Transaction

            -     Strong Cash Flow and Balance Sheet

            -     Platform for Future Growth


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]


                                       27
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                                [SMUCKER'S LOGO]



                [JIF LOGO]                           [CRISCO LOGO]